Exhibit n.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 17, 2014 with respect to the consolidated financial statements of GSV Capital Corp. for the years ended December 31, 2013 and 2012 and for the period from January 6, 2011 (date of inception) to December 31, 2011, which is contained in this Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the captions “Selected Financial and Other Data” and “Independent Registered Public Accounting Firm.”

/s/ GRANT THORNTON LLP

San Francisco, California

October 14, 2014